UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Publicly-held Company
Corporate Taxpayer's ID (CNPJ) 60.746.948/0001- 12

Notice to the Market

Acquisition of Ágora Holdings’ Ownership Control

Banco Bradesco S.A. informs its shareholders, customers, employees and the market of the approval by the Brazilian Central Bank, on September 5th, 2008, of the “Private Agreement on the Mergers of Shares and Other Covenants” entered into with the shareholders of Ágora Holdings S.A. (Ágora Holdings), seeking the acquisition of its entire capital stock, through its controlled company Banco Bradesco BBI S.A. (BBI).

The transaction also involves the indirect transfer to BBI of 100% of the shares of Ágora Corretora de Títulos e Valores Mobiliários S.A., a wholly-owned subsidiary of Ágora Holdings.

The effective transfer of the ownership control of the Companies to BBI shall take place at the time of the General Meetings to be held in due course, by transferring shares to Ágora Holdings’s shareholders representing approximately 8% of BBI’s capital stock at closure of operation, turning Ágora Holdings into a wholly-owned subsidiary of BBI, pursuant to the provisions set forth in Article 252 of Law # 6,404/76.

Cidade de Deus, Osasco, SP, September 8th, 2008

Banco Bradesco S.A.

Milton Almicar Silva Vargas
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2008

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.